February 6, 2015

Christina DiAngelo Fettig
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, D.C. 20549

SUBJECT:	File No. 811-22228 PNMAC Mortgage Opportunity Fund, LP and File No. 811-22229 PNMAC Mortgage Opportunity Fund, LLC Response to your verbal comments
Dear Ms. Fettig:

I am writing in response to the comments you provided us in a conference call on September 15, 2014 and in follow up conversations on October15, 2014, December 16, 2014 and January 16, 2015, regarding your review of certain of the filings for funds under our management, PNMAC Mortgage Opportunity Fund, LP and PNMAC Mortgage Opportunity Fund, LLC.

Following are our responses to your comments. For ease of review, we have printed your comments in bold face followed by our responses.

1.
You asked why PNMAC Mortgage Opportunity Fund, LLC (the “Feeder Fund”) filed an amended Form N-CSR on October 4, 2012 and you indicated that amended Forms N-CSR require updated management certifications.

We filed a Form N-CSR/A on October 4, 2012 to include the financial statements of the Feeder Fund’s primary investee, PNMAC Mortgage Opportunity Fund, LP (the “Master Fund”) which was inadvertently omitted from the initial filing. To the extent we identify the need to make amended filings in the future we will include updated management certifications in those filings.

2.
You noted that the June 30, 2011 Form N-CSR relating to the Feeder Fund included disclosure of the May 26, 2011 shareholder meeting that should also have been included as Exhibit 77.c of the June 30, 2011 Form N-SAR.

In future filings, we will include disclosures relating to shareholder meetings as Exhibit 77.c to our N-SAR filings covering periods during which such meetings are held.

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

3.	You indicated that the Form N-Q filings for the Feeder Fund should include the investment schedule of the Master Fund.

We will include the schedule of investments of the Master Fund in future Form N-Q filings of the Feeder Fund.

4.
With respect to the Form N-CSR filings for the Feeder and Master Funds, you indicate that Item 4 – Principal Accountant Fees and Services of these filings contain the same information and asked us to confirm whether such filings contained the appropriate information for each of the funds

Our principal accountants’ fees are charged for the Feeder and Master Funds on a combined basis and are not tracked separately. The fee amounts disclosed are the same in both disclosures because both filings contain the combined fee amounts. In future filings we will include this fact in our Item 4 disclosures.

Master Fund

5.	With respect to the Schedule of Investments, you asked us to provide disclosure of each investment that is a related party as specified by Rule12.14 of Regulation S-X.

We will provide the disclosures required by Article 12.14 of Regulation S-X for investments that are related parties in future filings.

6.
With respect to the Financial Highlights schedule of the December 31, 2013 financial statements, you asked how carried interest can be recognized in years where the total return before carried interest is less than the eight percent preferred return threshold accruing to the limited partners.

Pursuant to the terms of the Limited Partnership Agreement of the Master Fund, our calculation of carried interest is cumulative and not specific to a particular year’s returns.

7.	With respect to the ratio of carried interest to weighted average partners’ capital accruing to the general partner, you asked for support for the calculation supporting the 430,447.69% rate.

The carried interest to weighted-average partners’ capital calculation is calculated with reference to the general partner’s capital account before allocation of carried interest as shown in the calculation attached as Appendix A.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

8.
You requested support for our conclusion that the Master Fund does not consolidate its ownership interest in its investees and for our conclusion as to whether the Feeder Fund should continue to present its investment in the Master fund on the unconsolidated basis or convert to consolidated presentation in the Feeder Fund’s in its financial statements

With respect to our conclusion regarding the consolidation of the Master Fund’s investees into its financial statements, our original analysis is attached as Appendix B; an updated analysis responsive to the Financial Accounting Standards Board’s Accounting Standards Update No. 2013-08, Financial Services—Investment Companies (Topic 946) - Amendments to the Scope, Measurement, and Disclosure Requirements (“ASU 2013-08”) and the SEC’s IM Guidance Update 2014-11, Investment Company Consolidation, October 2014 (“Update 2014-11”), is attached as Appendix C.

To summarize our analyses, it was our conclusion that the investees did not qualify as investment companies under the then-in-effect guidance. Based upon the guidance that is effective beginning in 2014, we believe that consolidation of the subsidiaries of the Master Fund is appropriate.

We believe based on the guidance provided by the SEC in the RICs that are Feeder Funds or Funds of Funds section of Update 2014-11, that non consolidation of the Master Fund by the Feeder Fund is most appropriate as detailed below:
Update 2014-11 Criteria	Applicability to the Feeder Fund
The feeder fund attaches the financial statements of the master fund to its financial statements; (a feeder fund’s shareholder report contains two sets of financial statements, one for the master fund and another for the feeder fund).

The Feeder Fund attaches the audited financial statements of the Master Fund to its financial statements.
If the master fund is organized as a partnership, the feeder fund separately discloses on its statement of operations the net investment income, the net realized gain or loss, and the net change in unrealized gain or loss allocated from the master fund.

The Master Fund is organized as a partnership. The Feeder Fund separately discloses the net investment income, the net realized gain or loss, and the net change in unrealized gain or loss allocated from the Master Fund on its statement of operations in accordance with FASB ASC paragraph 946-225-45-11.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

Update 2014-11 Criteria	Applicability to the Feeder Fund
If the master fund is organized as a partnership, the feeder fund includes the net investment income and expenses allocated from the master fund in its net investment income and expense ratios in its financial highlights (See generally FASB ASC paragraph 946-205-50-28).

The Master Fund is organized as a partnership. The Feeder Fund includes the net investment income and expenses allocated from the Master Fund in its net investment income and expense ratios in its financial highlights.

If the design and purpose of the master-feeder structure is for the master fund to be wholly owned by a sole feeder fund, the staff encourages registrants to consult with the staff on whether consolidated financial presentation would be the most meaningful.

The initial structure of the PNMAC Mortgage Opportunity Funds contemplated the existence of multiple feeders into the Master Fund.  The fund was offered over a period of nearly two years, so the possibility that one or more additional feeders would be formed was present well into the life of the Master Fund.

Given that the criteria for unconsolidated presentation are met and that the only substantive investment of the Feeder Fund is its investment in the Master Fund whose audited financial statements will be attached to the Feeder Fund’s annual report, the Investment Manager has concluded that continuation of unconsolidated presentation is appropriate for the Feeder Fund.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

9.	You asked that we confirm that we complied with Articles 3.09 and 4.08(g) of Regulation S-X with respect to the Master Fund’s investees.

As of December 31, 2013, the significant subsidiaries of the Master Funds were PNMAC Mortgage Co. Funding, LLC and PNMAC Mortgage Co. Funding II, LLC as shown in the following calculations:
	PNMAC Mortgage Co.	PNMAC Mortgage Co. Funding, LLC	PNMAC Mortgage Co. Funding II, LLC	PNMAC Mortgage Co (FI), LLC	Master Fund
	(dollars in thousands)
Master Fund’s investments in and advances to investees	$14,266	$171,163	$118,085	$30,085
% Master Fund’s total assets(1)	4%	50%	34%	9%
Total assets	$21,365	$194,598	$144,974	$44,515	$343,461
% Master Fund’s total assets(1)	6%	57%	42%	13%
Master Fund’s equity in net change in partners’ capital resulting from operations	$(158)	$24,328	$15,422	$5,885	$41,755
% Master Fund’s total net change in partners’ capital resulting from operations(1)	-	58%	37%	14%

(1)
Percentages highlighted in bold indicate that the significant subsidiary test specified by Articles 1-02(w) and 3-09 of Regulation S-X for inclusion of separate financial statements in the Master Fund’s Annual Report have been met

Shortly after our 2014 filing, we will amend our 2013 filing to include the audited financial statements for the two significant subsidiaries as and for the year ended December 31, 2013.

10.	With respect to Note 7 – Investment Advisory, Administration and Custodian Fees, you asked us for details on how the investment advisory fee charged to the Master Fund is assessed.

The investment advisory fee is assessed monthly based on the partners’ beginning-of the month capital balances and is paid to the funds’ investment manager, PNMAC Capital Management LLC (the “Investment Manager”) quarterly after the end of the quarter.

We will enhance the disclosure of investment advisory fees in future filings to include this sentence.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

11.	You asked that we conform our Proxy Voting disclosure to paragraph 6-d of Item 24 of Form N-2.

In future filings we will conform our Proxy Voting disclosures to paragraph 6-d of Item 24 of Form N-2.

12.
You indicated that in our Additional Information disclosures, the Approval of Investment Management Agreement disclosure doesn’t meet the specificity requirements of paragraph 6f of Item 24 of Form N-2.

Representatives of the Investment Manager are not present for the entire portion of the meeting of the Master Fund’s board of directors where the independent directors discuss the continuance of the Master Fund’s investment management agreement. However, we will pass on this request to those who attend that portion of the meeting and are responsible for summarizing the considerations of the independent directors.

Feeder Fund

13.
With respect to the Statement of Assets and Liabilities of the Feeder Fund, you indicated that the Form N-Q filings have detail regarding the investment in short-term investments at fair value that is not included on the Feeder Fund’s financial statements.

We will include the detail included on the Form N-Q on the Statement of Assets and Liabilities in subsequent financial statements. Specifically, we will identify the investee entity in the line item caption.

14.	With respect to the Series A preferred shares, you asked whether the shares are redeemable at the option of the investor or the Feeder Fund.

The Series A Preferred shares are redeemable at the option of the Feeder Fund and are not redeemable at the option of the holder.

15.	With respect to the Statement of Operations, you asked what the nature of the tax expense was.

While the Feeder Fund generally does not incur income tax expense, it is subject to a tax interest charge relating to installment-sale accounting treatment applied to certain loan modifications. We have classified this tax interest charge as tax expense. This is the primary component of tax expense.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

16.
With respect to the Statement of Operations, you asked why expense allocations reflect allocation of 100% of the Master Fund’s expenses to the Feeder Fund when the Feeder Fund’s ownership interest is shown to be 89% in Note 1 to the financial statements.

In future filings we will clarify that the Feeder Fund’s allocation of net investment income is based on its gross ownership percentage of the Master Fund before allocation of carried interest to the general partner. The disclosure of the Feeder Fund’s ownership interest is net of the carried interest allocated to the fund’s general partner. Therefore, the carried interest accruing to the general partner accounts for the difference between the expense allocation and the partners’ ownership interests.

17.	With respect to the Statement of Changes in Net Assets, you asked that we disclose the nature of the distributions to common shareholders.

In future filings, we will disclose the allocation of shareholder distributions between distributions of investment income and realized gains and returns of capital in Note 7 – Common Shareholders.

18.	With respect to the Financial Highlights, you asked that we:

•	change the expense ratio amounts to make the values positive as opposed to the negative values presented in our 2013 Annual Report

•
Disclose the portfolio turnover rate for the Master Fund as specified in Section 5.5 of the American Institute of Certified Public Accountants’ Audit Guide – Investment Companies as opposed to the rate applicable to the Feeder Fund disclosed in our 2013 Annual Report.

We will make the requested changes in future filings.

19.	With respect to Note 5 – Shareholder Services Fee, Administration Fees and Custodian Fees (“Note 5”), you asked us:

•	to disclose in future filings the services for which fees are paid, whether the fees are assessed annually or cumulatively and how the fees are calculated

•	Why the custodian fees totaled $4,866 for the Feeder Fund when the minimum fee is indicated as $28,800 per year for the PNMAC Mortgage Opportunity Fund complex

•	Whether the shareholder services agreement with the Investment Manager has been filed with the Securities and Exchange Commission.

In future filings we will expand our disclosure of what services are provided in exchange for shareholder services fees and how the fees are assessed similar to the sample revised disclosure for 2013 presented below:

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

The Fund has a shareholder services agreement with the Investment Manager. Under the terms of the agreement, the Investment Manager provides certain shareholder (but not investment management) services to the Fund.

Shareholder services include responding to inquiries by shareholders of the Feeder Fund regarding the Feeder Fund and their investment therein, preparation, review and distribution of a comprehensive monthly economic report relating to the Feeder Fund and its investments; reviewing and supervising the preparation of reports to and other communications with shareholders as the Feeder Fund may reasonably request.

For shareholder services provided by the Investment Manager, the Fund pays the Investment Manager a fee equal to an annual rate of 0.5% on capital commitments until December 31, 2011 and thereafter a fee equal to an annual rate of 0.5% of the Fund’s net asset value so long as the fee does not exceed 0.5% of the aggregate capital contributions to the Fund.

The shareholder services fee is assessed monthly based on the lesser of the partners’ capital commitments or beginning-of the month capital balances and is paid to the Investment Manager quarterly after the end of the quarter. The shareholder services fee for the year ended December 31, 2013 was $1,463,891.

The custodial fees for the Feeder Fund totaled $4,866. As disclosed in Note 5, the $28,800 minimum fee is a minimum for all of the PennyMac funds. The total custodial fees for all of the PennyMac funds was $52,089 charged among the entities as follows:
Entity	Amount
PNMAC Mortgage Opportunity (Offshore) Fund, Ltd.	$4,818
Feeder Fund	4,866
Master Fund	2,800
PennyMac Mortgage Co. Funding, LLC	14,951
PennyMac Mortgage Co. Funding II, LLC	6,294
PNMAC Mortgage Opportunity Fund Investors, LLC	18,360
$52,089

The shareholder services agreement with the Investment Manager has not been filed with the Securities and Exchange Commission. At the time we filed the Form N-2, our counsel did not advise that filing of the shareholder services agreement was required. A copy is attached for your convenience now as Appendix D.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

20.	With respect to Note 7 – Common Shareholders, you asked how the amount of aggregate commitments reconciled to the amounts disclosed in the audited financial statements each year.

Our capital distributions were subject to recall for the purpose of making new investments through December 31, 2011 and such a call was made. Therefore, total capital contributions exceeded capital commitments. Following is a summary of the capital contributions made by year and the portion of the contributions representing recalled distributions.
Reporting Period Ended December 31,	Capital Contributions	Amounts Representing Distributions Subject to Recall	Capital Commitments
2008	$169,452,649	$14,471,943	$154,980,706
2009	108,270,394	31,961,140	76,309,254
2010	161,992,525	-	161,992,525
2011	-	-	-
2012	-	-	-
2013	-	-	-
	$439,715,568	$46,433,083	$393,282,485
Amounts not recalled			535
			$393,283,020

We disclosed the recall feature of the distributions in the Feeder Fund’s Private Placement Memorandum and in its audited financial statements – specifically in Note 2 – Significant Accounting Policies and Note 7 – Common Shareholders to our 2009 Annual Report as follows:

From the Private Placement Memorandum – Summary of Principal Terms – “Commitment Period: All amounts distributed to Shareholders during the Commitment Period will be subject to recall by the Fund for purposes of making new investments in Mortgage Assets and Portfolio Investments, will not reduce a Shareholder’s unfunded Capital Commitment and, to the extent such amounts are called by the Fund, will be treated as Capital Contributions.”

From Note 2 to the audited financial statements: “Distributions are made in accordance with the following distribution priorities but may be recalled by the Master Fund for purposes of making new investments until December 31, 2011.”

From Note 7 to the audited financial statements: “The Fund made distributions of $31,961,140 and $14,471,943 during the year ended December 31, 2009 and the period from August 11, 2008 (commencement of operations) to December 31, 2008, respectively, all of which may be recalled.”

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

21.	With respect to Note 9 – Income Tax Information, you asked how the total accumulated loss amount reconciles to components of capital on the statement of assets and liabilities.

Following is our reconciliation of net unrealized appreciation on investments to total accumulated losses for federal income tax purposes:
Net unrealized appreciation on investments as shown on the Statement of Assets and Liabilities	$41,893,484
Adjustment for partnership basis (cumulative book to tax differences in taxable income of the Master Fund allocated to the Feeder Fund)	(56,575,036)
Net unrealized depreciation presented in Note 9	(14,681,552)
Other accumulated losses presented in Note 9 (Deferred organizational costs and other tax adjustments)	(518,336)
Total accumulated losses shown in Note 9 to the financial statements	$(15,199,888)

22.	With respect to Note 10 – Transactions with Affiliates, you asked for us to:

•	Provide more detail of the amounts included in amounts paid to PNMAC for reimbursable expenses

•	Separately disclose on the Statement of Operations the interest income from the Feeder Fund’s affiliate, BlackRock Institutional Management Corporation.

In future filings, we will provide detail, substantially in the form of the following, which uses 2013 reimbursement amounts: The Fund paid $535,310 to PNMAC for reimbursable expenses paid on the Fund’s behalf during the year ended December 31, 2013. Substantially all of such expenses were included in the professional fees caption.

In future filings we will separately disclose the interest income we earn from funds managed by BlackRock Institutional Management Corporation during any period it is affiliated. For your information, such interest totaled $123 for the year ended December 31, 2013.

23.	With respect to Note 12 – Subsequent Events, you asked us to provide additional detail for this disclosure.

The Feeder Fund is managed to invest its cash to the greatest extent possible. It therefore did not have sufficient funds on hand to pay the Shareholder Servicing fee that was payable in January, 2014, so the Master Fund paid this expense on behalf of the Feeder Fund and recorded the payment as a distribution to the Feeder Fund.

Management of the Investment Manager acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the funds’ filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and the Investment Manager may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

APPENDIX A

Calculation of Ratio of Carried Interest To Weighted Average Partners Capital

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6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

	Partner’s Capital	Partner’s Capital
Month	Pre Allocation	Post Allocation
January	1,699.86	29,786,419.51
February	1,717.50	30,306,137.23
March	1,726.25	30,629,722.90
April	1,787.88	32,708,782.00
May	1,802.50	33,109,824.14	Carried Interest Allocation
June	1,829.44	33,956,828.34	430,447.69%
July	1,846.49	34,449,145.04
August	1,869.21	35,141,326.83
September	1,900.21	36,122,319.23
October	1,909.11	36,359,428.42
November	1,917.21	36,568,945.54
December	1,953.36	37,758,828.55
December	1,954.03	37,704,607.81
Period Average	1,839.46	34,200,178.12

Carried Interest Allocation		7,917,934.12

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

APPENDIX B

Original Consolidation Analysis

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6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

Issue: Whether to consolidate an operating company that is wholly-owned into an investor that is a Registered Investment Company regulated by the Investment Company Act of 1940 (the “1940 Act”)

Background: PNMAC Mortgage Opportunity Fund, LLC (the “Fund”) is an Investment Company registered with the SEC and regulated by the 1940 Act, and has elected to be treated as a Regulated Investment Company (“RIC”) for tax purposes under subchapter M of the Internal Revenue Code (the “Code”).

The Fund is the limited partner in PNMAC Mortgage Opportunity Fund, L.P. (the “Portfolio Partnership”), which is a limited partnership that is also an Investment Company registered with the Securities and Exchange Commission (the “SEC”) and regulated by the 1940 Act.

Both the Fund and the Portfolio Partnership are investment companies, registered as such with the SEC, and according to the definition of an investment company included in the AICPA’s Audit and Accounting Guide, Investment Companies (the “Guide”):

“An investment company...is an entity that pools shareholders’ funds to provide the shareholders with professional investment management. This term does not match the legal definition of an investment company in the federal securities laws. Typically, an investment company sells its capital shares to investors; invests the proceeds, mostly in securities, to achieve its investment objectives, and distributes to its shareholders the net income earned on its investments and net gains realized on the sale of its investments.”

Investment Companies, according to this definition, are entities that pool shareholders’ funds and passively invest such funds in securities, subsequently distributing the gains and income derived from such investments to its shareholders.

The investments of the Portfolio Partnership include series ownership interests in PNMAC Mortgage Co, LLC (“Mortgage Co”) and PNMAC Mortgage Co (FI), LLC (“FI”) as well as sole ownership of PNMAC Mortgage Co. Funding, LLC and PNMAC Mortgage Co. Funding II, LLC,.

PNMAC Mortgage Co. Funding, LLC and PNMAC Mortgage Co. Funding II, LLC (the “Funding Companies”) are wholly owned limited liability companies. Mortgage Co and FI are operating companies that perform and direct residential mortgage-related activities, such as servicing, selling, liquidating, modifying, restructuring, refinancing, and originating loans, taking ownership of, managing, and selling real estate, and other activities.

The Funding Companies also acquire, hold and work out distressed U.S. residential mortgage loans as well as MBS resulting from securitization of such mortgage loans. In addition to these activities, the Funding companies may from time to time pool certain of their loans and finance such pools in mortgage securitizations.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

Accounting guidance (absent specific direction otherwise) on the topic of consolidation – specifically Statement of Financial Accounting Standards (“SFAS”) No. 94 -- Consolidation of All Majority-Owned Subsidiaries and SFAS No. 167 – Amendments to FASB Interpretation No. 46(R) as codified in ASC 810, Consolidations – generally support consolidation of operating companies in a relationship similar to that between the entities noted above and the Portfolio Partnership. However, there are specific accounting rules applicable to consolidation with respect to Investment Companies. Rule 6-03(c)(1)(i) of the SEC’s Regulation S-X specifically precludes consolidation by a registered investment company of an operating company as noted below:

“Consolidated and combined statements filed for registered investment companies shall be prepared in accordance with §§210.3A-01 to 210.3A-05 (Article 3A), except that:
(i)	statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies;”

According to this guidance, as an example, just as it would be inappropriate for a mutual fund that owns a substantial amount of the common stock of IBM to consolidate IBM and show revenues from computer sales, it would be inappropriate to consolidate the financial statements of Mortgage Co into those of the Portfolio Partnership.

Similarly, Paragraph 7.08 of the Guide describes the restrictions of consolidation between operating companies and investment companies as follows:

“….Except as discussed in paragraph 7.10, it is not appropriate for an investment company to consolidate an investee that is not an investment company. Rather, an investment company’s controlling ownership interests in noninvestment company investees should be measured in accordance with guidance in FASB ASC 946-320, which requires investments in debt and equity securities to be initially measured at their transaction price and subsequently measured at fair value (for measurement guidance, see “Valuing Investments” beginning in paragraph 2.31 of this guide). Rule 6-03(c)(1) of Regulation S-X also precludes consolidation by a registered investment company of any entity other than another investment company.

One exception to this preclusion is noted within the Guide and warrants consideration in the decision of whether to consolidate. Paragraph 7.10 of the Guide describes an exception to the general principle that registered investment companies should only consolidate other investment companies:

“An exception to this general principle occurs if the investment company has an investment in an operating company that provides services to the investment company, for example, an investment adviser or transfer agent. In those cases, the purpose of the investment is to provide services to the investment company rather than to realize a gain on the sale of the investment. If an investment company holds a controlling ownership interest in such an operating company, consolidation is appropriate. If an investment company holds a noncontrolling ownership interest in such an operating company that otherwise qualifies for use of the equity method of accounting, the investment company should use the equity method of accounting for that investment, rather than the fair value of the investee’s assets and liabilities.” (Italics added)

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

Mortgage Co, FI or the Funding Companies do not provide services to the Master Fund. Rather, these entities are operating companies in which the Portfolio Partnership invests in order to generate gains and income. These entities may also be an investee of other investment companies in the future.

During the investment term of the Portfolio Partnership, income and gains will be generated from the Portfolio Partnership’s interest in the income and gains of Mortgage Co, FI and the Funding Companies (different than a subsidiary that simply provides services to the investment company, in which case non-consolidation would result in operating expenses being re-characterized as losses).

Based on these facts and the analysis outlined above, management has determined that the appropriate presentation of the financial statements of the Portfolio Partnership is in a form that does not consolidate the results of Mortgage Co, FI or Funding Companies. Specifically, the investment in these entities will be accounted for using the fair value of the investee’s assets and liabilities.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

APPENDIX C

ASU 2013-08 Consolidation Analysis

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6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

Date:	December 23, 2014

Subject:	Financial Reporting for Investment Funds Managed by PNMAC Capital Management, LLC

We have reviewed the FASB's Accounting Standards Update 2013-08 Financial Services – Investment Companies - Amendments to the Scope, Measurement and Disclosure Requirements (“ASU 2013-08”) and the staff’s IM Guidance Update 2014-11, October 2014, and based upon the issuance of this guidance that is effective beginning in 2014, we believe that consolidation of its subsidiaries by the Master Fund is appropriate.  Such subsidiaries are PNMAC Mortgage Co. Funding, LLC, PNMAC Mortgage Co. Funding II, LLC, PNMAC Mortgage Co. and PNMAC Mortgage Co. (F1), LLC. We will therefore prepare our 2014 Annual Reports for the Master Fund on the consolidated basis of accounting.

Background
In June of 2013, the FASB issued an Accounting Standards Update (“ASU”) to its Accounting Standards Codification (“ASC”), ASU 2013-08. ASU 2013-08 changes the approach to determining whether an entity is an investment company within the scope of the Financial Services – Investment Companies topic of the ASC and provides comprehensive implementation guidance for that assessment. ASU 2013-08 also modifies measurement and disclosure requirements for investment companies within the scope of the Investment Companies topic of the ASC.

Under ASU 2013-08, to be an investment company, an entity will possess the certain fundamental characteristics and will typically have all of certain typical characteristics. However, the absence of one or more of the typical characteristics does not necessarily preclude an entity from being classified as an investment company. If an entity does not possess one or more of the typical characteristics, it is required to apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

In October 2014, the SEC staff issued IM Guidance Update 2014-11, which points toward an elimination of the prior diversity in practice in favor of consolidation of wholly owned subsidiaries.

Relevant Accounting Literature
Financial Accounting Standards Board, Accounting Standards Update 2013-08, Financial Services – Investment Companies - Amendments to the Scope, Measurement and Disclosure Requirements, June 2013 (“ASU 2013-08”)

Securities and Exchange Commission, Regulation S-X - Rule 6-03(c)(1)(i)

Securities and Exchange Commission, IM Guidance Update 2014-11, Investment Company Consolidation, October 2014 (“Update 2014-11”)

Analysis
ASU 2013-08 requires that an entity be evaluated as an investment company based on the following criteria1:

An entity regulated under the Investment Company Act of 1940 is an investment company under this Topic.

An entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

1 ASC 946-10-15-4 to 946-10-15-8

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

An investment company has the following fundamental characteristics:

1.	It is an entity that does both of the following:
a.	Obtains funds from one or more investors and provides the investor(s) with investment management services
b.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

2.
The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

An investment company also has the following typical characteristics:

1.	It has more than one investment.
2.	It has more than one investor.
3.	It has investors that are not related parties of the parent (if there is a parent) or the investment manager.
4.	It has ownership interests in the form of equity or partnership interests.
5.	It manages substantially all of its investments on a fair value basis.

To be an investment company, an entity shall possess the fundamental characteristics in ASC 946-10-15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

Classification of Funds as Investment Companies

Under ASU 2013-08, any entity that is regulated under the Investment Company Act of 1940 is an investment company. As noted above, PNMAC Mortgage Opportunity Fund, LP and PNMAC Mortgage Opportunity Fund, LLC are registered under the Investment Company Act of 1940 and are therefore classified as investment companies. Therefore these funds will continue to be classified as investment companies upon the Company’s adoption of ASU 2013-08 effective January 1, 2014.

The wholly-owned subsidiaries of the Master Fund can be interpreted to meet the two mandatory criteria and the majority of the typical criteria and therefore qualify for treatment as investment companies under ASU 2013-08, and the IM guidance update solidified the appropriateness of consolidating such wholly owned holding companies.

6101 Condor Drive, Moorpark, CA 93021
E-mail: anne.mccallion@pnmac.com Phone: (818) 224-7434

Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

APPENDIX D

Shareholder Services Agreement
By And Between PNMAC Mortgage Opportunity Fund, LLC And PNMAC Capital Management, LLC

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Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

SHAREHOLDER SERVICES AGREEMENT

BY AND BETWEEN

PNMAC MORTGAGE OPPORTUNITY FUND, LLC
a Delaware limited liability company

AND

PNMAC CAPITAL MANAGEMENT, LLC
a Delaware limited liability company

THIS SHAREHOLDER SERVICES AGREEMENT (the "Agreement") is made as of this 1st day of August, 2008, by and between PNMAC Mortgage Opportunity Fund, LLC (the "Fund") and PNMAC Capital Management, LLC ("PCM"). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings given to them in the Operating Agreement of the Fund dated as of August 1, 2008 (as the same may be amended from time to time, the "Operating Agreement") or the Limited Partnership Agreement of PNMAC Mortgage Opportunity Fund, L.P. (the "Portfolio Partnership"), as the case may be.

WHEREAS, PCM is in the business of providing, and the Fund wishes PCM to provide, certain shareholder services;

NOW THEREFORE, in consideration of the terms and conditions herein contained, the parties agree as follows:

1.           Appointment of PCM.

(a)           The Fund hereby appoints, and PCM hereby accepts appointment, to provide shareholder services to the Fund. In such capacity, PCM agrees to provide certain shareholder (but not investment management) services to the Fund. These services shall include:

(i)
preparing a comprehensive monthly newsletter relating to the Fund, the Portfolio Partnership and the various entities through which the Fund and the Portfolio Partnership carry out their investment program, such newsletter to contain research, analysis and commentary on the financial markets, U.S. banking and mortgage industry, mortgage and real estate markets and other matters relevant to the Fund's business, operations, portfolios, performance and outlook;

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Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

(ii)	distributing the foregoing newsletter to investors in the Fund;

(iii)	reviewing and supervising the preparation of reports to and other communications with shareholders as the Fund may reasonably request;

(iv)
responding to inquiries by shareholders of the Fund regarding the Fund, their investment in the Fund, current net asset value per share, dividend distributions and other matters of interest to shareholders; and

(v)	the provision of administrative and secretarial, clerical and other personnel as necessary to provide the shareholder services required to be provided under this Agreement.

(b)           Notwithstanding the appointment of PCM to provide services hereunder, the Board of Directors shall remain responsible for supervising and controlling the management, business and affairs of the Fund.

2.           PCM Fee; Reimbursement of Expenses.

(a)           In consideration for the provision by PCM of its services hereunder, the Fund will pay to PCM and PCM agrees to accept as compensation for services rendered by PCM as such, a fee (the "Fee"), which is accrued at the end of each month and is payable quarterly in arrears at an annual rate equal to (i) during the Commitment Period, an annualized rate of 0.5% of the total Capital Commitments and (ii) thereafter, an annualized rate of 0.5% of the Fund’s net asset value so long as such amount does not exceed 0.5% of the aggregate Capital Contributions to the Fund. The Fee shall be prorated for any partial payment period.

(b)           The Fund will reimburse PCM or its affiliates for all out-of-pocket expenses incurred by them in connection with the performance of the services described in this Agreement.

3.         Liability.  PCM will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund or its shareholders in connection with the performance of its duties under this Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on PCM's part (or on the part of an officer or employee of PCM) in the performance of its duties hereunder or reckless disregard by it of its duties under this Agreement.

4.         Effective Date and Termination.  This Agreement shall become effective as of the date of its execution by the parties hereto, and shall remain in effect for an initial term of two years from the date of its effectiveness. This Agreement may be continued in effect from year to year thereafter provided that each such continuance is approved by the Board of Directors, including the vote of a majority of the Directors who are not "interested persons" of the Fund, as

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Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

defined by the Investment Company Act of 1940, as amended (the "1940 Act"). This Agreement may be terminated by PCM, by the Board of Directors or by vote of a majority of the outstanding voting securities of the Fund at any time, in each case upon not less than 60 days' prior written notice. This Agreement shall also terminate automatically in the event of its "assignment," as such term is defined by the 1940 Act.

5.           Entire Agreement.  This Agreement embodies the entire understanding of the parties. This Agreement cannot be altered, amended, supplemented, or abridged, or any provisions waived, except by written agreement of the parties.

6.           Choice of Law.  This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware and the 1940 Act.  In the event the laws of Delaware conflict with the 1940 Act, the applicable provisions of the 1940 Act shall control.

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Christina DiAngelo Fettig
United States Securities and Exchange Commission
February 6, 2015

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PNMAC CAPITAL MANAGEMENT, LLC

By:                                                            ,

its Managing Member

By:

                                                                                                                                               Member

PNMAC MORTGAGE OPPORTUNITY FUND, LLC

By:

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